SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JULY 2010

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Notice of and Proxy Statement for TAT Technologies Ltd.'s Annual and Extraordinary General Meeting to be held on August 30, 2010.

2.	Form of TAT Technologies Ltd.'s Proxy Card.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: July 29, 2010

TAT TECHNOLOGIES LTD.
(the "Company")
P.O. Box 80
Gedera 70750, Israel
______________________

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of TAT Technologies Ltd., an Israeli corporation, to be voted at the Annual and Extraordinary General Meeting of Shareholders, or the Meeting, to be held on August 30, 2010 at 5:30 p.m. Israel time, at the offices of Isal Amlat Investment (1993) Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, and any adjournments thereof.

This Proxy Statement, the attached Notice of Annual and Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or about August 6, 2010.

Purpose of the Annual and Extraordinary General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (1) the reelection of each of Mr. Giora Inbar, Mr. Jan H. Loeb, Mr. Ronen Yehezkel, and Ms. Daniela Yaron-Zoller to serve as a director, to hold office until our 2011 Annual General Meeting of Shareholders and until their successors are elected and qualified. See Section (7) below with respect to the two outside directors of the Company; (2) the approval of the reappointment of, Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the General Meeting of Shareholders until our 2011 Annual General Meeting of Shareholders, and to delegate to our Board of Directors the authority to determine their remuneration in accordance with the volume and nature of their services; (3) the review and discussion of the Company's audited financial statements for the year ended December 31, 2009, and the report of the Board of Directors for such period; (4) the ratification and approval of the inclusion of the parent company, TAT Industries Ltd. ("TAT Industries") in the Company's directors and officers liability insurance policy for the period commencing on December 1, 2009 and ending on March 15, 2010; (5) the approval of the inclusion of the parent company, TAT Industries  in a the Company's directors and officers liability insurance policy for the period commencing on March 15, 2010 and ending on March 15, 2011; (6) the approval of a "Framework Resolution" for cumulative insurance periods of up to four [4] years, commencing on April 1, 2011, regarding the purchase of directors and officers liability insurance policies; and; and (7) the election of Mr. Yacov Shahar to serve as an outside director for an initial three-year term as of his appointment by the General Meeting of the Company.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.9 per share, as of the close of business on July 30, 2010, are entitled to notice of, and to vote in person or by proxy, at the Meeting.

Shares eligible to be voted and for which a proxy card is properly signed and returned and actually received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the beginning of the Meeting will be voted as directed. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

According to an agreement between our parent company, TAT Industries and its controlling shareholder, Isal Amlat Investments (1993) Ltd. ("Isal Amlat"), which was approved by the audit committee and board of directors of TAT Industries in July 2009, Isal Amlat granted TAT Industries, or anyone on its behalf, a proxy with respect to all of Isal Amlat's shares in the Company, as shall be held by Isal Amlat from time to time, to participate and vote on behalf of Isal Amlat in every meeting of shareholders of the Company, according to TAT Industries' discretion. This agreement is valid and shall continue to bind the parties for as long as Isal Amlat holds Control (as such term is defined under the Israeli Securities Law, 1968 and as set forth in the proxy card attached hereto) of TAT Industries.

You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting.  You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

Quorum and Voting

As of July 20, 2010, there were outstanding 8,815,003 ordinary shares (net of 258,040 dormant shares). Each ordinary share entitles the holder to one vote.

The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other time as designated in the notice of such adjourned meeting. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Resolution (1): Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to reelect as directors the nominees named above.

Resolution (2): Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent registered public accountants until our 2011 Annual General Meeting of Shareholders, and to delegate to our Board of Directors the authority to our Audit Committee the authority to determine their remuneration in accordance with the volume and nature of their services.

Resolutions (4-6): Under the Israeli Companies Law, the approval of the Company's directors and officers liability insurance policies requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, provided that either (i) the shares voting in favor of such resolution (excluding the vote of abstaining shareholders) include at least one-third of the non-interested shareholders with respect to such proposal represented and voting on the matter, or (ii) the total shareholdings of the non-interested shareholders with respect to such proposal who vote against the resolution (excluding the vote of abstaining shareholders) must not represent more than 1% of the voting rights in our company.  Under the Israeli Companies Law, a “personal interest” (i) includes, inter alia, the personal interest of a relative of the shareholder (including, inter alia, a spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or a relative (including, inter alia, a spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company’s ordinary shares.  In the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest in this transaction. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Resolutions 4-6, their vote with respect to those Proposals will be disqualified.

Resolution (7): Under the Israeli Companies Law, the election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. In the proxy card attached to the proxy statement you will be asked to indicate whether you are a controlling shareholder (as such term is defined therein), or acting on his behalf. If any shareholder casting a vote in connection hereto does not notify us whether or not they are a controlling shareholder (or acting on his behalf) with respect to Resolution 7, their vote with respect to this Proposal will be disqualified.

There will be a specific place on the proxy card to indicate if you have a personal interest in Proposals 4 to 6.  Shareholders are asked to indicate “yes” or “no.”  If a shareholder fails to notify us as to whether or not he or she has a personal interest in Proposals 4 to 6 his or her vote will not be counted with respect to Proposals 4 to 6. Please note that a shareholder is required to indicate whether or not he or she has a personal interest in Proposals 4 to 6 whether the shareholder votes for or against Proposals 4 to 6.

In the proxy card attached to the proxy statement you will be asked to indicate whether you are a controlling shareholder (or acting on his behalf) in Proposal 7. If any shareholder casting a vote in connection hereto does not notify us whether or not they are a controlling shareholder (or acting on his behalf) with respect to Proposal 7, their vote with respect to this Proposal will be disqualified.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

Except as set forth below, none of our directors and executive officers beneficially owns more than 1% of our outstanding shares. Isal Amlat, a Tel-Aviv Stock Exchange publicly traded company, organized under the laws of the State of Israel (which is indirectly controlled by Mr. Ron Elroy), is the beneficial holder of 53.7% of our outstanding shares (4,732,351 shares), of which 10.06% (886,443 shares) are held directly by it and 43.6% (3,845,908 shares) are held directly by our parent company, TAT Industries Ltd., which is 79.33% held by Isal Amlat. Leap-Tide Capital Management Inc., which is controlled by Mr. Jan Loeb, a member of our board of directors, is the beneficial holder of 5.9% of our ordinary shares (522,607 shares). No other shareholder beneficially owns 5% or more of our ordinary shares.

The following table sets forth certain information as of July 20, 2010, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Isal Amlat Investments (1993) Ltd. (3)	4,732,351	53.7%
TAT Industries Ltd. (4)	3,845,908	43.6%
Leap-Tide Capital Management Inc.	522,607	5.9%
                ____________________
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,815,003 ordinary shares issued and outstanding as of July 20, 2010 (net of 258,040 dormant shares).
(3)
Includes 886,443 ordinary shares held directly by Isal Amlat and 3,845,908 ordinary shares held directly by TAT Industries, which is 79.33% controlled by Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 4,632,351 ordinary shares held directly by itself and TAT Industries. Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 60.2% controlled by Ron Elroy.

(4)
TAT Industries is 79.33% controlled by Isal Amlat. As such, Isal Amlat may be deemed to be the beneficial owner of the aggregate 3,845,908 ordinary shares held directly by TAT Industries. Isal Amlat is 81.65% controlled by KMN Holdings Ltd., an Israeli company publicly traded on the Tel Aviv Stock, which is 60.2% controlled by Ron Elroy.

ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our articles of association provide for a Board of Directors consisting of no less than two and no more than eleven members. Our Board of Directors is currently composed of six directors, including two outside directors appointed in accordance with the Israeli Companies Law. Our directors, other than our outside directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.

At the Meeting, shareholders are being asked to reelect the following current directors, Messrs. Giora Inbar, Ronen Yehezkel and Jan H. Loeb and Ms. Daniela Yaron-Zoller, to hold office until our 2011 Annual General Meeting of Shareholders and until their successors are elected and qualified.

Under the Israeli Companies Law the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. Our Board of Directors determined that at least two directors must have “accounting and financial expertise,” as such term is defined by regulations promulgated under the Israeli Companies Law. The Board of Directors determined that Messrs. Ronen Yehezkel, Jan H. Loeb Ms. Daniela Yaron-Zoller, Mr. Rami Daniel, the incumbent outside directors, and Mr. Yacov Shahar, whose appointment to serve as an outside director is subject to the approval of the shareholders of the Company as set forth herein, all have “accounting and financial expertise”Furthermore, our Board of Directors determined that Mr. Jan H. Loeb is an “independent” director within the meaning of this term under the Israeli Companies Law, in addition to the two outside directors.

We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to reelect each of the nominees named above. The vote for each of the nominees for director will be separate.

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Brigadier General (Res.) Giora Inbar was elected as the Chairman of our Board of Directors in January 2008. Brigadier General (Res.) Inbar currently serves as the chairman of the Board of Directors of Isal Amlat, our indirect controlling shareholder, and as the chief executive officer of KMN Holdings Ltd. (“KMN”), the parent company of Isal Amlat. Brigadier General (Res.) Inbar also serves as chairman of the Board of Directors of a number of companies in the KMN Group, including our direct parent company, TAT Industries. Brigadier General (Res.) Inbar served in the Israel Defense Forces for 25 years retiring with the rank of Brigadier General in 1998. Brigadier General (Res.) Inbar holds a B.A. degree and an MBA degree in Business Administration from Haifa University and is also a graduate of the US Army War College.

Daniela Yaron-Zoller was elected as a director in January 2008. Ms. Yaron-Zoller currently serves as a director of the strategic customer division of NESS Technologies Ltd. Ms.Yaron-Zoller also serves as a member of the Board of Directors of several companies in the KMN Group. Ms. Yaron-Zoller holds a B.A. degree in Law from the University of Tel Aviv.

Jan Loeb was elected as a director by our Board of Directors in August 2009. Mr. Loeb has served as President of Leap Tide Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through January 2007, he served as a portfolio manager of Amtrust Capital Management, Inc. From February 2004 through January 2005, Mr. Loeb was a Portfolio Manager for Chesapeake Partners, a capital investment firm. From January 2002 through December 2004, Mr. Loeb was a Managing Director of Jefferies & Company, Inc., an investment banking firm based in New York City. From 1994 through 2001, Mr. Loeb was a Managing Director of Dresdner Kleinwort and Wasserstein, Inc., an investment banking firm based in New York City, which was formerly known as Wasserstein Perella & Co., Inc. Mr. Loeb is also a director of American Pacific Corp and Pernix Therapeutics Holdings, Inc. Mr. Loeb graduated from Baruch College – City University of New York with a baccalaureate in Finance and Investments.

Ronen Yehezkel (39) was elected as a director by our Board of Directors in June 2010. Mr. Yehezkel has served as the company treasurer of El Al Airlines Ltd., the national Israel airlines, from 2003 through 2006. From May 2008 through January 2010, Mr. Yehezkel served as the business development manager of KMN. Since February 2010, he serves as the Chief Financial Officer of KMN and also serves as a member of the Board of Directors of several companies in the KMN Group. Mr. Yehezkel holds a B.A. degree in Economics and an MBA from the University of Tel Aviv.

The Board of Directors recommends a vote FOR the reelection of each of the director nominees named herein.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board of directors, any director employed by the company or providing services to the company on an ongoing basis, or a controlling shareholder or any of the controlling shareholder’s relatives.

In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members. Our Board of Directors has determined that each member of our audit committee qualifies as an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. The audit committee meets at least once each quarter.

Executive Compensation

The following table sets forth all the compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2009.

On May 20, 2008 the Board of Directors of the Company approved compensation for all of the directors (excluding Messrs. Giora Inbar and Jan H. Loeb) in accordance with the Companies Regulations (Rules Regarding Compensation and Expenses for External Directors), 2000 which is: a per meeting attendance fee of NIS 2,200 (approximately $570), plus an annual fee of NIS 59,100 (approximately $15,315).

The Chairman of our Board of Directors, Mr. Giora Inbar, and the director, Mr. Ronen Yechezkel, do not receive any compensation from us.

The Board of Directors has determined to pay Mr. Jan H. Loeb a per meeting attendance fee of $1,000, plus an annual fee of $ 40,000. The fee for a written consent of the Board of Directors is $500. In addition, the Company shall pay the costs for Mr. Loeb’s trip to Israel once a year to attend a Board of Directors Meeting in person.

	Salaries, fees, Commissions and Bonuses	Other benefits
All directors and executive officers as a group (9 persons)	$1,730,000	$64,000

During the year ended December 31, 2009, we paid its directors, other than Messrs. Giora Inbar and Dr. Avraham Ortal (who received no compensation and no longer serves on our board of directors), the minimum amounts permitted by law to an outside director (within the meaning of the Israeli companies Law) which was: a per meeting attendance fee of NIS 2,300 (approximately $585), plus an annual fee of NIS 61,820 (approximately $15,720).

REVIEW AND DISCUSSION OF OUR AUDITOR’S REPORT AND
FINANCIAL STATEMENTS
(Item 2 on the Proxy Card)

At the Meeting, our Auditor’s Report and Financial Statements for the year ended December 31, 2009 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE MEETING, UPON WRITTEN REQUEST TO: TAT TECHNOLOGIES LTD., PARK RE-EM INDUSTRIAL ZONE, P.O. BOX 80, GEDERA 70750, ISRAEL, ATTENTION: AYA BEN DAVID, SECRETARY.

APPOINTMENT OF AUDITORS

We first appointed Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent auditors in 2009. Kesselman & Kesselman PwC Israel has no relationship with us or any of our affiliates except as auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman PwC Israel as our independent registered public accountants effective as of the approval by the General Meeting of Shareholders and until the Company's 2011 Annual General Meeting of Shareholders, pursuant to the recommendation of our Audit Committee and Board of Directors. As a result of Kesselman & Kesselman PwC Israel familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Kesselman & Kesselman PwC Israel has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize to delegate to our Board of Directors the authority to determine the remuneration of our independent auditors according to the volume and nature of their services. With respect to fiscal year 2009, we paid Kesselman & Kesselman PwC Israel approximately $115,000 for audit services (for 6 months of services, based on annual audit fee of $215,000), $30,000 for audit-related services and $22,000 for tax-related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, that the appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as the independent public accountants of the Company effective as of the approval by the General Meeting of Shareholders and until the Company's 2011 Annual General Meeting of Shareholders, be and hereby approved, and it is further resolved, that the Board of Directors be, and it hereby is, authorized to determine the remuneration of such auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

RATIFICATION AND APPROVAL OF THE INCLUSION OF THE PARENT
COMPANY, TAT INDUSTRIES LTD. IN THE COMPANY'S DIRECTORS AND
OFFICERS LIABILITY INSURANCE POLICY
(Item 3 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the inclusion of the direct parent company, TAT Industries  in a directors' and officers' liability insurance policy (in this section, the "Policy"), which was in force for the period commencing on December 1, 2009 and ending on March 15, 2010, and included the Company,  TAT Industries, and companies held by the Company.

The Policy was provided by Catlin, Liberty and AIG. The Policy coverage was for the period commencing on December 1, 2009 and ending on March 15, 2010. The Policy has a per claim and aggregate coverage limit for one year of up to $25,000,000.  The annual premium with respect to the Policy is $145,000, out of which $1,750 was paid by TAT Industries. Retention of officers – none; Retention of the Company in respect of claims made in USA/Canada - $50,000; Retention of the Company in respect of claims made in the rest of the world - $35,000; Retention in respect of securities claims - $100,000.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to ratify and approve the inclusion of the parent company, TAT Industries Ltd., in a directors’ and officers’ liability insurance policy which was in force for the period commencing on December 1, 2009 and ending on March 15, 2010. The Policy was provided by Catlin, Liberty and AIG. The Policy coverage was for the period commencing on December 1, 2009 and ending on March 15, 2010. The Policy has a per claim and aggregate coverage limit for one year of up to $25,000,000.  The annual premium to be paid with respect to the Policy is $145,000, out of which $1,750 to be paid by TAT Industries. Retention of officers – none; Retention of the Company in respect of claims made in USA/Canada - $50,000; Retention of the Company in respect of claims made in the rest of the world - $35,000; Retention in respect of securities claims - $100,000”.

Due to the fact that the above insurance policy provides coverage also to directors of the Company appointed in accordance with the recommendation of certain of the Company's major shareholders and due to the fact that our direct controlling shareholder is a party to the engagement, the insurance policy may constitute a transaction with a controlling shareholder or shareholders under the Israeli Companies Law. Therefore, the affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a “personal interest” (i) includes, inter alia, the personal interest of a relative of the shareholder (including, inter alia, a spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or a relative (including, inter alia, a spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company’s ordinary shares.

There will be a specific place on the proxy card to indicate if you have a personal interest in this Proposal 4.  Shareholders are asked to indicate “yes” or “no.”  If a shareholder fails to notify us as to whether or not he or she has a personal interest in this Proposal 4, the shareholder vote will not be counted with respect to this Proposal 4. Please note that a shareholder is required to indicate whether or not he or she has a personal interest in this Proposal 4 whether the shareholder votes for or against this Proposal 4.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF THE INCLUSION OF THE PARENT COMPANY, TAT
INDUSTRIES LTD. IN A DIRECTORS' AND OFFICERS' LIABILITY
INSURANCE POLICY
(Item 4 on the Proxy Card)

At the Meeting, shareholders will be asked to approve the procurement inclusion of the direct parent company, TAT Industries in a directors' and officers' liability insurance policy which is in force for the period commencing on March 15, 2010 and ending on March 15, 2011 (in this section, the "Policy"), and includes the Company,  TAT Industries, and companies held by the Company.

The Policy will be provided by Catlin, Liberty and AIG. The Policy coverage will be for the period commencing on March 15, 2010 and ending on March 15, 2011. The Policy will have a per claim and aggregate coverage limit for one year of up to $25,000,000.  The premium to be paid with respect to the Policy will be $135,000, out of which $7,000 to be paid by TAT Industries. Retention of officers – none; Retention of the Company in respect of claims made in USA/Canada - $50,000; Retention of the Company in respect of claims made in the rest of the world - $35,000; Retention in respect of securities claims - $100,000.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the inclusion of the parent company, TAT Industries Ltd. in a directors’ and officers’ liability insurance policy. The Policy will be provided by Catlin, Liberty and AIG. The Policy coverage will be for the period commencing on March 15, 2010 and ending on March 15, 2011. The Policy will have a per claim and aggregate coverage limit for one year of up to $25,000,000.  The premium to be paid with respect to the Policy will be $135,000, out of which $7,000 to be paid by TAT Industries. Retention of officers – none; Retention of the Company in respect of claims made in USA/Canada - $50,000; Retention of the Company in respect of claims made in the rest of the world - $35,000; Retention in respect of securities claims - $100,000”.

Due to the fact that the above insurance policy provides coverage also to directors of the Company appointed in accordance with the recommendation of  certain of the Company's major shareholders and due to the fact that the controlling shareholder is a party to the engagement, the insurance policy may constitute a transaction with a controlling shareholder or shareholders under the Israeli Companies Law. Therefore, The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company.  Under the Israeli Companies Law, a “personal interest” (i) includes, inter alia, the personal interest of a relative of the shareholder (including, inter alia, a spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or a relative (including, inter alia, a spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company’s ordinary shares.

There will be a specific place on the proxy card to indicate if you have a personal interest in this Proposal 5.  Shareholders are asked to indicate “yes” or “no.”  If a shareholder fails to notify us as to whether or not he or she has a personal interest in this Proposal 5, the shareholder vote will not be counted with respect to this Proposal 5. Please note that a shareholder is required to indicate whether or not he or she has a personal interest in this Proposal 5 whether the shareholder votes for or against this Proposal 5.

The Board of Directors recommends a vote FOR the foregoing resolution.

APPROVAL OF A "FRAMEWORK TRANSACTION" REGARDING THE
PURCHASE OF DIRECTORS’ AND
OFFICERS’ LIABILITY INSURANCE POLICIES
(Item 5 on the Proxy Card)

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the purchase of insurance covering the liability of any of its office holders with respect to an act or omission performed by the office holder in his or her capacity as an office holder, for (a) a breach of his or her duty of care to the company or to another person; (b) a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; or (c) a financial liability imposed upon him or her in favor of another person. Our Articles of Association allow us to insure our office holders to the fullest extent provided by the Israeli Companies Law.  An “office holder” is defined under the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

The Israeli Companies Law provides that a company may not enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (b) a breach by the office holder of his or her duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently; (c) any act or omission committed with the intent to unlawfully yield a personal benefit; or (d) any fine or monetary settlement imposed on the office holder.

At the Meeting, shareholders will be asked to approve, by way of "Framework Transaction" as defined in the Companies Regulations (Relief from Related Party Transactions), 2000 (the "Regulations"), the purchase of directors' and officers' liability insurance policies (group policies or others), covering the liability of any of the Company's office holders, serving in the Company from time to time, including office holders that are or might be considered controlling shareholders and/or acting on controlling shareholders behalf, whether as a result of renewing the policy mentioned in Item 1 on the Proxy Card, or by way of purchasing other policy, all of which for a cumulative insurance periods of up to four (4) years, commencing on April 1, 2011, with the same insurer or with a different one, subject to the amendment of the policy terms, and provided that the purchase of such policies within  the abovementioned period will be executed subject to the following cumulative terms: (i) The annual insurance fee to be paid by the Company will not exceed $200,000; (ii) The per claim and aggregate coverage limit will not be less than $20,000,000; (iii) each transaction in the abovementioned period will be approved by the audit committee and the board of directors of the company, which will determine that such specific transaction complies with the framework specified in this Item; (iv) in case of an occurrence related to a policy, the board of directors will be reported with such regard; (v) before renewing an insurance policy, the audit committee and the board of directors of the company will examine compliance with the relief terms defined in Section 1 b(5) of the Regulations, as in effect from time to time.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve, by way of "Framework Transaction" as defined in the Companies Regulations (Relief from Related Party Transactions), 2000 (the "Regulations"), the purchase of directors' and officers' liability insurance policies (group policies or others), covering the liability of any of the Company's office holders, serving in the Company from time to time, including office holders that are or might be considered controlling shareholders and/or acting on controlling shareholders behalf, whether as a result of renewing the policy mentioned in Item 4 on the Proxy Card, or by way of purchasing other policy, all of which for a cumulative insurance periods of up to four (4) years, commencing on April 1, 2011, with the same insurer or with a different one, subject to the amendment of the policy terms, and provided that the purchase of such policies within  the abovementioned period will be executed subject to the following cumulative terms: (i) The annual insurance fee to be paid by the Company will not exceed $200,000; (ii) The per claim and aggregate coverage limit will not be less than $20,000,000; (iii) each transaction in the abovementioned period will be approved by the audit committee and the board of directors of the company, which will determine that such specific transaction complies with the framework specified in this Item; (iv) in case of an occurrence related to a policy, the board of directors will be reported with such regard; (v) before renewing an insurance policy,  the audit committee and the board of directors of the company will examine compliance with the relief terms defined in Section 1 b(5) of the Regulations, as in effect from time to time.”

Due to the fact that the above insurance policy provides coverage also to directors of the Company appointed in accordance with the recommendation of certain of the Company's major shareholders and due to the fact that the controlling shareholder is a party to the engagement, the insurance policy may constitute a transaction with a controlling shareholder or shareholders under the Israeli Companies Law. Therefore, The affirmative vote of the holders of a majority of the ordinary shares, represented at the Meeting in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution, provided that either (i) the shares voting in favor of such resolution include at least one-third of the non-interested shareholders with respect to the item voting on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-interested shareholders who vote against the item must not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, a “personal interest” (i) includes, inter alia, the personal interest of a relative of the shareholder (including, inter alia, a spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or a relative (including, inter alia, a spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company’s ordinary shares.

On March 14, 2010, our Audit Committee and Board of Directors unanimously approved entering into a "Framework Transaction" for the purchase of directors' and officers' liability insurance policies, as specified above, subject to ratification and approval by the shareholders at the Meeting.

The Board of Directors recommends a vote FOR the foregoing resolution.

The Board of Directors' arguments in favor of approval of Resolutions 4-6 herein:

1.
The purchase of directors’ and officers’ liability insurance policies is in the interest of the Company, since it allows the directors and office holders of the Company to fill their positions appropriately, taking into consideration, inter alia, the risks and liability of office holders in a public company.

2.
The terms of the insurance policy, as specified above, were determined in light of the risk involved in the office holders' function in the Company and its subsidiaries, considering the said companies' fields of activity. The terms of the insurance policy are reasonable under those circumstances, as they do not exceed the costumary market terms and were determined after negotiations between the insurers and the company (after consulting with an insurance advisor), and after the Company examined several offers for purchasing insurance policies from other insurers.

3.
Resolution 6  (item 5 on the proxy card) will allow the Company to purchase directors' and office holders' liability insurance policies in the future, including by way of renewing an existing policy, and thus shall make the procedures of purchasing insurance policies more efficient.

4.
The insurance will be granted to all of the Company's directors and other office holders, including directors of the Company appointed in accordance with the recommendation of certain of the Company's major shareholders, on identical market terms, and does not materially effect the profitability of the Company, its property or liabilities.

5.
The allocation of the insurance fee between the Company and TAT Industries is reasonable, considering the overlap between the directors and office holders of the two companies (other than the outside directors) and that most of the business of TAT Industries is concentrated in the Company. Accordingly, it was determined that TAT Industries’ share in the insurance fee should correspond to the insurance fees paid in the past by TAT Industries.

6.
Based on the advice of the Company’s external insurance advisor, the policy, despite being a group policy, provides the Company with adequate insurance, and allows for lowering the costs of insurance to the Company as a result of the economies of scale.

7.	The engagement of the Company in a group insurance policy,enables insurance costs to be reduced.

ELLECTION OF OUTSIDE DIRECTOR
 (Item 6 on the Proxy Card)

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors. The Israeli Companies Law provides that a person may not be appointed as an outside director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above. The term affiliation includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an officer holder, (excluding service as an outside director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender. A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Outside directors are elected by shareholders by a special majority.  In general, outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Mr. Rami Daniel was reelected to serve as an outside director of our company at our 2007 annual general meeting of shareholders for a second three-year term expired on June 10, 2010.

Accordingly, at the Meeting, shareholders will be asked to elect Mr. Yacov Shahar as an outside director of our company for an initial three-year term beginning as of the date of the shareholders approval.

Mr. Shahar (48) served as the Chief Financial Officer and Vice President of Elad Group, Canada, from 2004 until 2005, and prior to that, during years 1990-2004 he served as a customer relations manager in the business division at Bank Hapoalim. Mr. Shahar serves as the company treasurer of El Al Airlines Ltd., the national Israel airlines, since 2006. Mr. Shahar holds a B.A. degree in Economics and Mathematics from the Hebrew University of Jerusalem.

Our Board of Directors has determined that Mr. Shahar qualifies as an outside director within the meaning of the Israeli Companies Law. Our Board of Directors has further determined that Mr. Shahar has accounting and financial expertise, as such terms are defined by regulations promulgated under the Israeli Companies Law. Mr. Shahar also qualifies as an independent director under the Nasdaq rules..

The election of the nominee for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company. In the proxy card attached to the proxy statement you will be asked to indicate whether you are a controlling shareholder. If any shareholder casting a vote in connection hereto does not notify us whether or not they are a controlling shareholder with respect to Proposal 7, their vote with respect to this Proposal will be disqualified.

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director.  In the event that the named nominee for outside director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

The Board of Directors recommends a vote FOR the election of the nominee for outside director.

By Order of the Board of Directors Aya Ben David Secretary

Date: July 29, 2010

TAT TECHNOLOGIES LTD.
Annual and Extraordinary General Meeting of Shareholders
August 30, 2010

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Aya Ben-David,  attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation to vote any and all ordinary shares, par value NIS 0.90 per share, of TAT Technologies Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual and Extraordinary General Meeting of Shareholders of the Company to be held on August 30, 2010 at 5:30 p.m. at the offices of Isal Amlat Investment (1993) Ltd., 85 Medinat Hayehudim St., 14th floor, Business Park, Herzlia Pituach 46140, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual and Extraordinary General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN PROPOSALS 3 TO 5, WHETHER YOU VOTE FOR OR AGAINST PROPOSALS 3 TO 5 .    IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU HAVE A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) IN PROPOSALS 3 TO 5, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSALS 3 TO 5

PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OF THE COMPANY, OR ACTING ON HIS BEHALF, WITH RESPECT TO PROPOSAL 6, WHETHER YOU VOTE FOR OR AGAINST PROPOSAL 6. IF YOU FAIL TO NOTIFY US AS TO WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OF THE COMPANY (AS THE TERM "CONTROL" IS DEFINED IN THIS PROXY CARD) OR ACTING ON HIS BEHALF WITH RESPECT TO PROPOSAL 6, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSAL 6.

 (Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

TAT TECHNOLOGIES LTD.
August 30, 2010

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
To reelect each of Mr. Giora Inbar, Mr. Jan H. Loeb, Mr. Ronen Yehezkel, and Ms. Daniela Yaron-Zoller to serve as a director, to hold office until the Company's 2011 Annual General Meeting of Shareholders and until their successors are elected and qualified. See Section 6 below with respect to the election of an outside director of the Company.

Reelect Mr. Giora Inbar	☐	FOR	☐	AGAINST	☐	ABSTAIN

Reelect Mr. Jan H. Loeb	☐	FOR	☐	AGAINST	☐	ABSTAIN

Reelect Mr. Ronen Yehezkel	☐	FOR	☐	AGAINST	☐	ABSTAIN

Reelect Ms. Daniela Yaron-Zoller	☐	FOR	☐	AGAINST	☐	ABSTAIN

2.
To approve the reappointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as the Company's independent certified public accountants, effective as of the approval by the General Meeting of Shareholders until the Company's 2011 Annual General Meeting of Shareholders, and to delegate to the Board of Directors the authority to determine their remuneration in accordance with the volume and nature of their services.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest with respect to Proposals 3 to 5. If no indication is given by you as to whether or not you have a personal interest with respect to Resolutions 3-5, your vote with respect to those Proposals will be disqualified.

Under the Israeli Companies Law , a “personal interest” (i) includes, inter alia, the personal interest of a relative of the shareholder (including, inter alia, a spouse thereof); (ii) includes the personal interest of a corporation in which the shareholder or a relative (including, inter alia, a spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares, or has the right to appoint a director or the chief executive officer; and (iii) excludes an interest arising solely from the ownership of the company’s ordinary shares.

3.
To ratify and approve the inclusion of the parent company, TAT Industries Ltd. in the Company's directors and officers liability insurance policy for the period commencing on December 1, 2009 and ending on March 15, 2010.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Do you have a personal interest with respect to Proposal 3? YES ____ NO _____

4.
To approve the inclusion of the parent company, TAT Industries Ltd. in the Company's directors and officers liability insurance policy for the period commencing on March 15, 2010 and ending on March 15, 2011.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Do you have a personal interest with respect to Proposal 4? YES ____ NO _____

5.
To approve a "Framework Transaction" for cumulative insurance periods of up to four (4) years, commencing on April 1, 2011, regarding the purchase of directors and officers liability insurance policies.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Do you have a personal interest with respect to Proposal 5? YES ____ NO _____

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you whether you are considered as a controlling shareholder of the company under the Israeli Companies Law, 1999, or acting on his behalf, with respect to Proposal 6. If no indication is given by you, as to whether or not you are a controlling shareholder (or acting on his behalf), your vote will be disqualified.

The term "Control" is defined in the Israeli Securities Law, 1968 as the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he or she holds half or more of a certain type of Means of Control of the corporation; The term “Means of control” in a corporation is defined as any one of the following: (1) The right to vote at a general meeting of a company or a corresponding body of another corporation; (2) The right to appoint directors of the corporation or its general manager.

6.	To elect Mr. Yacov Shahar to serve as an outside director for an initial three-year term as of the date of the approval by the General Meeting of the Company for his appointment.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Are you a controlling shareholder of the company, or acting on his behalf? YES ____ NO _____

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder _______________ Date ____________

Signature of Shareholder_______________ Date _______________

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.